SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES 1934 ACT OF 1934

AVG TECHNOLOGIES N.V.

(Name of Subject Company)

AVG TECHNOLOGIES N.V.

(Name of Person(s) Filing Statement)

Ordinary Shares, Nominal Value €0.01 Per Share

(Title of Class of Securities)

N07831105

(CUSIP Number of Class of Securities)

Harvey J. Anderson

AVG Technologies N.V.

Gatwickstraat 9-39

1043 GL Amsterdam

Netherlands

+31-20-5226210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Peter M. Lamb

Richard V. Smith

Orrick, Herrington & Sutcliffe LLP

1000 Marsh Road

Menlo Park, California 94205

(650) 614-7400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 29, 2016 (together with the exhibits and annexes thereto and as amended or supplemented hereby and as previously and as may be further amended from time to time, the “Schedule 14D-9”) by AVG Technologies N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company” or “AVG”). The Schedule 14D-9 relates to the tender offer by Avast Software B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) (“Purchaser”) organized under the laws of The Netherlands and a direct wholly owned subsidiary of Avast Holding B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands (“Parent” or “Avast”), to purchase all of the outstanding ordinary shares, nominal value €0.01 per share, of the Company (the “Shares”) at a purchase price of $25.00 per Share (the “Offer Price”), in cash, without interest and less any applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 29, 2016 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended and supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”). The initial expiration time of the Offer is at 11:59 p.m., New York City time, on August 31, 2016, unless the Offer is extended or earlier terminated as permitted by the Purchase Agreement and applicable law.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the final sentence in the eighth paragraph under the subsection titled “(b) Regulatory and Other Approvals—Antitrust Compliance” and adding the following paragraph after the last paragraph in such subsection:

“On August 24, 2016, Germany’s Federal Cartel Office granted clearance of the Offer. The Offer continues to be subject to the expiration or termination of the applicable waiting period, or receipt of approval (which is in full force and effect and not subject to appeal), under the antitrust laws of Austria and the other conditions set forth in Section 15 — “Conditions of the Offer” of the Offer to Purchase.”

Item 9.	Exhibits.

The exhibit list in Item 9 of the Schedule 14D-9 is hereby amended and supplemented by renumbering exhibits (a)(1)(G) through (L) as exhibits (a)(5)(A) through (F) as set forth below:

Exhibit No.	Description

(a)(5)(A)	Joint Press Release issued by Parent and the Company on July 7, 2016 (incorporated by reference to the press release under cover of the Schedule 14D-9 filed by the Company on July 7, 2016).

(a)(5)(B)	Frequently Asked Questions for employees (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed on July 7, 2016).

(a)(5)(C)	Frequently Asked Questions for investors (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 filed on July 7, 2016).

(a)(5)(D)	Email to Company employees (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9 filed on July 7, 2016).

(a)(5)(E)	Slide deck used in connection with a meeting with Company employees (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9 filed on July 7, 2016).

(a)(5)(F)	Press Release issued by AVG on August 23, 2016 (incorporated by reference to Exhibit 99.1 to the Form 6-K furnished on August 23, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AVG TECHNOLOGIES N.V.

By:	/s/ Gary Kovacs
Name:	Gary Kovacs
Title:	Chief Executive Officer

By:	/s/ Jeffrey Ross
Name:	Jeffrey Ross
Title:	Chief Financial Officer

Dated: August 25, 2016